SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the period July 21, 2007 to July 26, 2007
PENGROWTH ENERGY TRUST
2900, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4 Canada
(address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     ]

DOCUMENTS FURNISHED HEREUNDER:
1.	Press Release announcing expansion of Enhanced DRIP to allow participation of U.S. Unitholders.

2.	Press Release announcing closing of U.S. $400 million private placement of notes.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
July 26, 2007	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ANNOUNCES EXPANSION OF ENHANCED DRIP
TO ALLOW PARTICIPATION OF U.S. UNITHOLDERS
(Calgary, July 25, 2007) /CCN Matthews/ — Pengrowth is pleased to announce that U.S. unitholders are now eligible to participate in the Pengrowth Distribution Reinvestment and Trust Unit Purchase Plan (the “DRIP”) which has been available to Canadian resident unitholders of Pengrowth Energy Trust since July of 1992. Pengrowth has filed a registration statement under the United States Securities Act of 1933, as amended, and has satisfied all other necessary regulatory requirements.
Pengrowth’s enhanced DRIP permits unitholders to elect to reinvest their cash distributions in additional trust units at a five percent discount to the weighted average closing price of the trust units on the Toronto Stock Exchange for each of the 20 trading days immediately preceding the cash distribution date. Additionally, unitholders may opt to purchase additional trust units for cash of up to Cdn $1000 (U.S. $900) per month under the same terms.
UNITHOLDERS WHO WISH TO PARTICIPATE IN THE DRIP SHOULD CONTACT THEIR BROKER, TRUST COMPANY OR OTHER INTERMEDIARY. IT IS NOT NECESSARY FOR BENEFICIAL OWNERS OF TRUST UNITS TO REMOVE THEIR TRUST UNITS FROM THEIR ACCOUNT WITH A BROKER OR OTHER NOMINEE TO ENROLL IN THE DRIP.
A detailed explanation of the terms and conditions of the DRIP are available on the Pengrowth website at www.pengrowth.com or by contacting Computershare Trust Company of Canada at 1-800-564-6253 or Pengrowth Investor Relations at 1-888-744-1111.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES THE CLOSING
OF U.S. $400 MILLION PRIVATE PLACEMENT OF NOTES
(Calgary, July 26, 2007) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, has closed a U.S. $400 million offering of notes issued on a private placement basis in the United States.
The private placement consists of U.S. $400 million of 6.35 percent notes due in 2017. The notes are unsecured and rank equally with Pengrowth’s bank facilities and existing term notes.
On June 15, 2007, Pengrowth increased its syndicated bank facility to $1.2 billion of available credit and extended the maturity date to June 16, 2010. On July 13, 2007, with proceeds from Pengrowth’s increased bank facility, Pengrowth fully repaid the remaining $322 million outstanding on the $600 million bridge facility due January 22, 2008 obtained in conjunction with the CP properties acquisition. Pengrowth intends to use the net proceeds of the notes to reduce amounts outstanding on its bank facilities which increases Pengrowth’s unused credit capacity.
During 2007, Pengrowth has reduced indebtedness and enhanced portfolio quality and focus through the selective disposition of non-core assets netting proceeds of $283 million to date, prior to closing adjustments. Phase two of the disposition process is anticipated to close prior to year end 2007. Net proceeds from Phase two dispositions will be used to further repay bank facilities.
The notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
Pengrowth Energy Trust is one of the larger energy royalty trusts in North America. Trust units trade on the New York Stock Exchange (PGH) and the Toronto Stock Exchange (PGF.UN). Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses and other withholdings), paid monthly, as the oil and gas reserves are produced. Pengrowth’s property portfolio is one of the higher quality in the energy trust sector with a proved plus probable reserve life index of approximately 10 years and a reserve base of approximately 360 million barrels of oil equivalent at December 31, 2006 pro forma for the ConocoPhillips properties acquisition. Pengrowth’s assets are characterized by low decline rates and high development potential allowing for stable production.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051